Exhibit 99.1

Vancouver, BC – January 18, 2022 – Signifi Mobile, Inc., a wholly owned subsidiary of Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces it has entered into a new distribution agreement with U.S.-based TESSCO Technologies Incorporated (“Tessco”), a leading value-added distributor of wireless communications products for network infrastructure, site support, and fixed and mobile broadband networks. Sales through this distribution agreement are expected to begin in the first quarter of 2022.

Tessco will combine Siyata’s cellular boosters (branded as Uniden® products) with Ventev’s (a unit of Tessco) wireless accessory products, such as antennas, cables and connectors, to create a portfolio of kits with different configurations for the professional, enterprise and first responder segments of wireless customers. Tessco will market these kits as a co-branded item. Siyata, through Signifi Mobile, Inc., is the only manufacturer to have this arrangement with Tessco.

Additionally, Siyata, through Signifi Mobile, Inc., will also distribute its pre-kitted in-vehicle products, the Mobile Coverage Kit (MCK) and Uniden® Hero Series of cellular boosters, through Tessco’s distribution and dealer network and website.

“This new relationship with Tessco allows us to offer our innovative and high-performing line of cellular boosters to Tessco’s thousands of customers, such as integrators, end users, major carriers and governments,” commented Siyata CEO Marc Seelenfreund. “Having a unique co-promotion arrangement with Tessco will provide us with further credibility in the industry, allowing us to further maximize the penetration of our products beyond Tessco’s stellar distribution channels. We look forward to the positive revenue impact from this distribution arrangement beginning in the near future and working with Tessco to maximize the benefits of our new relationship.”

About TESSCO Technologies Incorporated

TESSCO Technologies, Inc. is a value-added technology distributor, manufacturer, and solutions provider serving commercial customers in the wireless infrastructure ecosystem. The Company was founded more than 30 years ago with a commitment to deliver industry-leading products, knowledge, solutions, and customer service. Tessco supplies more than 65,000 products from 250 of the industry’s top manufacturers in mobile communications, Wi-Fi, Internet of Things (“IoT”), wireless backhaul, and more. Tessco is a single source for outstanding customer experience, expert knowledge, and complete end-to-end solutions for the wireless industry. For more information, visit tessco.com.

About Ventev

Ventev, a unit of TESSCO Technologies, Inc., engineers and manufactures industry-leading Wi-Fi and wireless infrastructure products to ensure reliable network performance and simplify installation of Wi-Fi, IoT, LTE, DAS, and two-way networks. After you choose the radio, choose Ventev to deploy, protect, power, and improve your wireless radio network. For more information, visit ventev.com/infra or connect on Twitter @Ventevinfra.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Cindy King, Tessco
+1 410 229 1161 or kingc@tessco.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.